American Realty Capital Properties, Inc.

2325 East Camelback Road

Suite 1100

Phoenix, AZ 85016

May 21, 2015

VIA EDGAR

Mr. Kevin Woody

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

RE:	American Realty Capital Properties, Inc.
Form 10-K for the year ended December 31, 2014
Filed on March 30, 2015
File No. 001-35263

American Realty Capital Properties, Inc.

Form 10-K/A for the year ended December 31, 2014

Filed on April 30, 2015

File No. 001-35263

ARC Properties Operating Partnership, L.P.

Form 10-K for the year ended December 31, 2014

Filed on March 30, 2015

File No. 333-197780

ARC Properties Operating Partnership, L.P.

Form 10-K/A for the year ended December 31, 2014

Filed on April 30, 2015

File No. 333-197780

Dear Mr. Woody:

We are writing in response to your letter dated May 11, 2015, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) on the above mentioned filings for American Realty Capital Properties, Inc. and ARC Properties Operating Partnership, L.P. (together, the “Company”). We have considered the Staff’s comments and our responses are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in bold print.

Mr. Kevin Woody

Division of Corporation Finance

May 21, 2015

Form 10-K for the year ended December 31, 2015

Item 1. Business

Primary Investment Focus, page 8

1.	We note your disclosure indicating that your business strategy includes receiving the majority of your revenue from “investment grade and creditworthy tenants,” as well as your explanation of the term “creditworthy tenant” on page 4. In future Exchange Act periodic reports, please also include a discussion of how management monitors the tenant credit quality of its current portfolio.

Response: In future Exchange Act periodic reports, the Company will include the following additional disclosure:

We consistently monitor the credit quality of our portfolio by seeking to lease space and/or acquire properties leased to creditworthy tenants that meet our underwriting and operating guidelines and we actively monitor tenant creditworthiness following the initiation of a lease. When we assess tenant credit quality, we: (i) review relevant financial information, including financial ratios, net worth, revenue, cash flows, leverage and liquidity; (ii) evaluate the depth and experience of the tenant’s management team; and (iii) assess the strength/growth of the tenant’s industry. On an on-going basis, we evaluate the need for an allowance for doubtful accounts arising from estimated losses that could result from the tenant’s inability to make required current rent payments and an allowance against accrued rental income for future potential losses that we deem to be unrecoverable over the term of an applicable lease. The factors considered in determining the credit risk of our tenants include, but are not limited to: payment history; credit status and change in status (credit ratings for public companies are used as a primary metric); change in tenant space needs (i.e., expansion/downsize); tenant financial performance; economic conditions in a specific geographic region; and industry specific credit considerations. The credit risk of our portfolio is mitigated by the high quality of our existing tenant base, reviews of prospective tenants’ risk profiles prior to lease execution and consistent monitoring of our portfolio to identify potential problem tenants.

Mr. Kevin Woody

Division of Corporation Finance

May 21, 2015

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Securities Authorized for Issuance Under Equity Compensation Plans, page 46

2.	We were unable to locate all of the disclosures required by Item 201(d) of Regulation S-K. In future Exchange Act periodic reports, please include tabular equity compensation plan information, or advise. Refer to Item 201(d) of Regulation S-K.

Response: The Company included the tabular equity compensation plan information required by Item 201(d) of Regulation S-K on page 34 of the Form 10-K/A for the year ended December 31, 2014, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2015. The Company will continue to provide the information required by Item 201(d) of Regulation S-K in its future Exchange Act periodic reports.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

3.	We note your disclosure on page 13 that, following the announcement that certain of your financial statements could no longer be relied upon, various broker-dealers and clearing firms participating in offerings of Cole Capital’s managed REITs suspended sales activity. In future Exchange Act periodic reports, please revise your disclosure in MD&A to more fully describe (i) the impact of such decline in revenue generated by Cole Capital, (ii) the general and administrative expenses associated with Cole Capital’s capital raising activity and (iii) any known trends or uncertainties that have had or you reasonably expect will have a material impact on Cole Capital’s revenues.

Response: The Company added additional disclosure on the suspension of certain selling agreements on page 60 of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 7, 2015. In response to the Staff’s comment, the Company will add similar additional disclosure on such suspensions in future Exchange Act periodic reports to the extent such disclosure is still relevant to the Company.

Funds from Operations and Adjusted Funds from Operations, page 63

4.	We note you have labeled certain items as one time when presenting Company AFFO. Given the nature of these adjustments, it is not clear why they are one time. Please clarify and/or revise to remove the reference to one time from your disclosure in future filings. Reference is made to Question 102.03 of the Division´s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response: The Company was using the term “one time” to describe the nature of the adjustments as they related to a specific transaction and not as those adjustments pertained to the Company. In future Exchange Act periodic reports, the Company will revise its disclosure with respect to its adjustments to clarify the nature of such adjustments and replace the reference to one time with “non-routine.”

Mr. Kevin Woody

Division of Corporation Finance

May 21, 2015

5. We note your adjustment related to the deferred tax benefit to arrive at AFFO. Please provide further clarification as to why management believes this adjustment is appropriate.

Response: The Company’s management uses AFFO to evaluate the Company’s operating performance, and AFFO also allows for a comparison of the Company’s operating performance with other REITs that utilize an equivalent measure. In order to determine the best practice regarding AFFO in the Company’s industry, the Company assessed the methodology used by other companies within its peer group that utilize taxable REIT subsidiaries. After reviewing these peers’ AFFO calculations, the Company believes that the most appropriate and prevalent practice is to adjust for the deferred portion of the tax provision/benefit. The Company believes that it is appropriate to adjust for the deferred portion of the tax provision/benefit so that only the current portion of the tax provision/benefit, which generally approximates the tax payable/receivable, respectively, attributable to the period, impacts the Company’s AFFO.

Liquidity and Capital Resources

Availability of Funds from Credit Facilities, page 66

6.	We note that your credit facilities contain financial covenants. To the extent you have material sources of liquidity, such as a credit facility, that include financial covenants that may restrict future financing flexibility, please include a more detailed discussion of these covenants in future Exchange Act periodic reports.

Response: In future Exchange Act periodic reports, to the extent the Company has material sources of liquidity that include financial covenants that may restrict future financing flexibility, the Company will include more detailed discussion of these covenants and note whether the Company is in compliance with such covenants.

Related Party Transactions and Agreements, page 69

7.	You state on page 70 that the audit committee investigation identified certain payments made by the company to the former manager and its affiliates that were not sufficiently documented or that otherwise warrant scrutiny. In future Exchange Act periodic reports, please revise to more fully describe and quantify these certain payments to the extent material and clarify whether you intend to seek recovery for such payments.

Response: The Company is continuing to evaluate whether it has a right to seek recovery for any of these payments and, if so, its alternatives for seeking recovery. The Company has not concluded that recovery of any such payments is reasonably possible. The Company believes that further disclosure about these payments at this time may mislead investors about the

Mr. Kevin Woody

Division of Corporation Finance

May 21, 2015

likelihood of recovery of such payments. The Company will make additional disclosure in future periodic reports at such time, if any, as it concludes that recovery of any material amount of such payments is reasonably possible.

Contractual Obligations, page 68

8.	In future filings, please include a footnote to the table that describes the significant assumptions used to determine the interest payments presented.

Response: In future Exchange Act periodic reports, the Company will include a footnote to the Contractual Obligations table that describes the significant assumptions used to determine the interest payments presented.

[Remainder of this page left intentionally blank]

Mr. Kevin Woody

Division of Corporation Finance

May 21, 2015

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please feel free to contact me at (212) 413-9104.

Sincerely,

/s/ Michael J. Sodo
Michael J. Sodo
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Yoel Kranz
David Roberts
Goodwin Procter LLP